COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-held Company

CNPJ/MF No. 47.508.411/0001-56

Minutes of the Board of Directors Meeting held on September 9, 2004

On the 9th of September, 2004, at 5:00 p.m., the members of the Board of Directors of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, called by its president, according to the Company’s Bylaws, at the Company’s headquarters, located at Avenida Brigadeiro Luiz Antonio, 3142, São Paulo, state of São Paulo, gathered together in order to discuss the following agenda: To analyze, discuss and approve the Executive Committee proposal regarding the renegotiation of the debentures of the Company’s 5th issuance (“Debentures”), as set forth in item 4.9. of Section 4 of “Instrumento Particular de Escritura da 5ª Emissão de Debêntures Não Conversíveis em Ações da Companhia Brasileira de Distribuição” (the “Indenture”). Starting the meeting, the President of the Company’s Board of Directors, Mr. Abilio dos Santos Diniz, invited me, Augusto Marques da Cruz Filho, to be the secretary of the meeting. After discussing the subject included in the agenda, the members of the Company’s Board of Directors resolved to approve the renegotiation of the Debentures and to grant them the following new conditions of remuneration (“Remuneration”), which shall be valid during the New Remuneration Period (as defined below):

(a)     the New Remuneration Period of the Debentures shall correspond to the period that begins on October 1st, 2004, and ends on the maturity date of the Debentures (“Maturity Date”), which is October 1st, 2007 (“New Remuneration Period”);

(b)     the Remuneration of the Debentures during the New Remuneration Period shall correspond to payment of interest from October 1st, 2004, applied on the Debentures par value (as defined in the Indenture), and set forth based on the average interest of Interfinancial Deposits (Depósitos Interfinanceiros DI) of one day, “over extra grupo”, expressed in percentage per year, based on 252 days, calculated e divulgated by Câmara de Liquidação e Custódia – CETIP (“CETIP”), in Informativo Diário, available on CETIP’s web page on the Internet (http://www.cetip.com.br) and in the newspaper “Gazeta Mercantil”, national edition, or, in its absence, in other newspaper of large distribution (“DI Ratio”), added by a spread of 0.95% (ninety five hundredth percent) per year, based on 252 days. The Remuneration shall be calculated on exponential and cumulative basis, pro rata temporis for each day passed, applied on the par value of the Debentures from October 1st, 2004, or from the maturity date of the last Capitalization Period (as defined in the Indenture), as the case may be, until the payment date of the Remuneration and under the formula defined in the Indenture;

(c)     During the New Remuneration Period, the payment of the Remuneration of the Debentures shall be made in a semi-annually basis, on the following dates: April 1st, 2005; October 1st, 2005; April 1st, 2006; October 1st, 2006; April 1st, 2007 and October 1st, 2007;

(d)     the Debentures shall not be subject to any new renegotiation until the Maturity Date.

The Indenture shall be amended in order to reflect the new Remuneration conditions and the Company shall publish a Notice to the Debentureholders, as set forth in item 4.9. of the Indenture, as well as comply with all obligations resulting from the renegotiation hereby approved, under the terms of the Indenture.

There being nothing further to discuss, these Minutes were transcribed, read, agreed, approved and signed by attending Members. São Paulo, September 9, 2004. President – Mr. Abílio dos Santos Diniz; Secretary – Mr. Augusto Marques da Cruz Filho; Members of the Board: Valentim dos Santos Diniz, Abilio dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Pedro Paulo Falleiros dos Santos Diniz, Augusto Marques da Cruz Filho, Fernão Carlos Botelho Bracher, José Roberto Mendonça de Barros, Roberto Teixeira da Costa, Gerald Dinu Reiss, Maria Silvia Bastos Marques, Luiz Carlos Bresser Pereira, Mailson Ferreira da Nóbrega.

This is a true copy.

Augusto Marques da Cruz Filho

Secretary